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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 26 2013

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2012
and Independent Auditors' Report

CITADEL SECURITIES LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition
as of December 31, 2012
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Citadel Securities LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document.

pwc

Independent Auditor's Report

To the Member of Citadel Securities LLC:

We have audited the accompanying statement of financial condition of Citadel Securities LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 22, 2013

CITADEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash	$	307,099
Cash segregated under federal regulation		29,000
Securities owned		4,856,249
Securities borrowed		20,427,089
Collateral held under securities loan agreements		8,338,402
Receivable from brokers, dealers, clearing organizations, custodians and futures commission merchants		602,796
Exchange memberships and trading rights (fair value $22,264) (Note 2)		29,203
Securities purchased under agreements to resell		19,698
Receivable from affiliated customers		12,254
Receivable for order flow		10,325
Other assets		9,292
Receivable from customer		8,840
Dividends receivable		4,288
Receivable from affiliates		573
Total assets	$	34,655,108

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold, not yet purchased	$	4,980,047
Securities loaned		22,360,782
Securities sold under agreements to repurchase		6,242,309
Payable for order flow		36,553
Payable to brokers, dealers, and clearing organizations		32,768
Payable to affiliates		17,102
Exchange, clearance and regulatory fees payable		14,468
Other liabilities		6,522
Dividends payable		1,708
Interest payable		1,614
Payable to affiliated customers		170
Total liabilities		33,694,043
Member's capital		961,065
Total liabilities and member's capital	$	34,655,108

See notes to statement of financial condition.

CITADEL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(Expressed in U.S. dollars)

(1) Organization:

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, is registered with the U.S. Commodity Futures Trading Commission ("CFTC") and the National Futures Association as a futures commission merchant, is a member of the Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation, is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, Fixed Income Clearing Corporation (together, the Depository Trust & Clearing Corporation, or "DTCC"), Chicago Mercantile Exchange and Chicago Board of Trade, is a clearing member and participant in the Options Clearing Corporation ("OCC") and the New York Stock Exchange stock loan programs and is a member of the Boston Options Exchange, Chicago Board Options Exchange ("CBOE"), CBOE Futures Exchange, CBOE Stock Exchange, Chicago Stock Exchange, ICE Futures Exchange, International Securities Exchange, NYSE Alternext, NYSE AMEX Options, NYSE Arca (Equities and Options), Nasdaq OMX, Nasdaq Options Market, Nasdaq OMX BX, Nasdaq OMX PHLX, BYX Exchange, BZX Exchange, EDGA Exchange, CBOE C2 Options Exchange, MIAX Options Exchange and EDGX Exchange.

During 2012, the sole member of the Company was CST Holdings LLC ("CSTH"). For the period from January 1, 2012 to September 30, 2012, CSTH was owned by Citadel Derivative Group Investors LLC ("CDGI") and CLP Holdings LLC ("CLPH"), both affiliates. On September 30, 2012, CDGI fully redeemed its investment in CSTH. Additionally, on September 30, 2012, Citadel Holdings I LP ("CH1P"), an affiliate and manager of CSTH, became a member of CSTH. On October 31, 2012, CLPH transferred its investment in CSTH to CLP Holdings Two LLC ("CLP2"), also an affiliate. As of December 31, 2012, CLP2 and CH1P are the sole members of CSTH.

The Company primarily engages in market making in U.S. options and equities on various U.S. exchanges, trade execution, clearing and financing services, and proprietary trading.

CH1P is the manager of the Company and is responsible for managing all of its investment and other activities. During 2012, CH1P claimed an exemption from registration as a "commodity pool operator" with the CFTC with respect to the Company pursuant to CFTC Rule 4.13(a)(4). During 2012, CH1P was a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940. As of November 29, 2012, CH1P is no longer a registered investment adviser with the SEC.

Citadel LLC, an affiliate of CH1P, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS has a 5 year term and is automatically extended for an additional 5 years unless NTHFS elects otherwise. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CH1P to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash

The Company defines cash on the statements of financial condition and cash flows as cash and funds held in liquid investments with original maturities of 90 days or less. Substantially all cash is held at a major U.S. financial institution.

Cash Segregated Under Federal Regulation

Cash of $29,000,000 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3").

Securities Owned

The Company's securities owned are recorded at fair value and substantially all are held at major U.S. financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities are recorded on a trade date basis.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition.

Foreign Currency Translation

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation as determined by CH1P.

(Expressed in U.S. dollars)

(2) Summary of Significant Accounting Policies, Continued:

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers that are not accounted for as sales, which involve the transfer of financial assets over which the transferor retains control, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are reported as operating activities and require cash or other financial instruments as collateral to be deposited or taken in. Such financial instruments may include obligations of corporations and equities. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash and fair value of securities collateral received plus accrued interest payable, as required.

Securities borrowing and lending transactions are collateralized as a percentage of the fair value of the securities borrowed or loaned. In an attempt to mitigate counterparty credit risk related to securities borrowed and securities loaned, securities are marked to fair value on a daily basis and, correspondingly, cash is exchanged and/or securities are transferred between the borrower and lender to satisfy the resulting changes in collateral requirements. Certain securities borrowing and lending transactions are conducted with other securities exchanged as collateral and no rebate paid or received. Based on the nature of the Company's business, these transactions arise when the Company desires to borrow securities to cover short positions, and are, therefore, accounted for as securities borrowing transactions. At December 31, 2012, the Company has evaluated the collateral pledged and received in connection with securities borrowed and securities loaned transactions and does not anticipate losses as a result of a counterparty's failure to return collateral.

During the year, the Company engaged in securities borrowing and lending transactions with affiliates and non-affiliates. As part of these transactions, as of December 31, 2012, the fair value of securities borrowed by the Company was $26,536,801,082, for which cash of $20,415,338,945 and securities with a fair value of $6,423,474,235 were pledged as collateral. The fair value of securities loaned was $21,492,955,529, for which cash of $14,017,262,530 and securities with a fair value of $8,338,401,962 were received as collateral. Included in securities borrowed and securities loaned is $11,749,763 of interest receivable and $5,117,407 of interest payable, respectively.

Repurchase and Reverse Repurchase Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements"). Repurchase and reverse repurchase agreements are short-term in nature and are recorded at contract value, plus accrued interest, on the statement of

(2) Summary of Significant Accounting Policies, Continued:

Repurchase and Reverse Repurchase Agreements, Continued

financial condition. The Company records the net repurchase or reverse repurchase agreement position by counterparty on the statement of financial condition if the right of offset exists. Repurchase and reverse repurchase agreements are collateralized primarily through pledging or receipt of securities. CH1P attempts to monitor the fair value of collateral on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral.

During the year, the Company had reverse repurchase agreements and repurchase agreements with only non-affiliates. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2012, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $19,568,677. Also as of December 31, 2012, the Company had repurchase agreements with collateral posted having a fair value of $6,881,125,881.

Exchange Memberships and Trading Rights

The Company's exchange memberships, which represent ownership interests in certain exchanges and clearing corporations and which provide the Company with the right to conduct business on those exchanges, and exchange memberships which represent only the right to conduct business on the exchange are recorded at cost or, if an other–than-temporary impairment in value has occurred, at a value that reflects CH1P's estimate of the impairment. In addition, the Company owns market making rights on various exchanges. These rights are accounted for as indefinite life intangible assets which are reviewed annually for impairment. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available. CH1P may arbitrate the price information received in determining the best estimate of the fair value. The fact that fair value is below cost is deemed to be temporary.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; financial instruments held as collateral under securities loan agreements; investments in money market funds; and derivative financial instruments ("Financial Instruments") at fair value, as determined by CH1P. Financial Instruments are generally characterized by the geographies/time zone(s) of trading. The fair value determined by CH1P is based on available information and represents CH1P's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CH1P. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CH1P may

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CH1P believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CH1P, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CH1P determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Financial Instruments are valued by CH1P taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities or brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CH1P may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CH1P represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CH1P, or CH1P may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instruments or who is engaged by CH1P to value such Financial Instruments. CH1P's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Money market investments

The Company holds money market investments which are included in receivable from brokers, dealers, clearing organizations, custodians and futures commission merchants on the statement of financial condition. Money market investments are valued based on the reported net asset value and are classified within level 1 of the fair value hierarchy.

Equity securities

Exchange-traded equity securities

Exchange-traded equity securities are valued using exchange quoted market prices and categorized within level 1 of the fair value hierarchy.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Equity securities, continued

Equity interests in exchanges

Equity interests in exchanges are generally valued using multiple valuation techniques prepared by a third party valuation expert. Valuation techniques typically used are market comparables analyses and discounted cash flow analyses. A market comparables analysis considers key financial inputs and recent public and private transactions and other available measures, such as comparable companies' enterprise values ("EV"), net revenues, and earnings before income taxes, depreciation and amortization ("EBITDA"). A discounted cash flow analysis incorporates significant assumptions and judgments and uses key inputs such as the weighted average cost of capital for the investment, future growth rates, and assumed inputs used to calculate terminal values, such as terminal growth rates. Other various inputs can also be used, such as put options. Upon completion of the valuations conducted by these techniques, a weighting is ascribed to each method. The ultimate fair value recorded for a particular investment will generally be within a range suggested by the separate techniques. Equity interests in exchanges are classified within level 3 of the fair value hierarchy and the valuation technique and inputs to the valuation of these instruments are included in the significant input table in Note 5.

Other non-exchange traded equity securities

The Company's other non-exchange traded equity securities typically represent securities that are actively traded in over-the-counter ("OTC") markets. These non-exchange traded equity securities are generally valued using quoted OTC market prices and are classified within level 1 of the fair value hierarchy.

Corporate debt securities

The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates as significant inputs. The company's corporate debt securities are categorized within level 2 of the fair value hierarchy.

Derivative assets and derivative liabilities

Exchange-traded derivative financial instruments

Exchange-traded derivative financial instruments include equity options, options on equity futures, options on commodity futures, options on bond futures, options on foreign exchange

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Derivative assets and derivative liabilities, continued

Exchange-traded derivative financial instruments, continued

futures, warrants and futures contracts. Equity options and certain options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Certain options on equity futures, options on commodity futures, options on bond futures, options on foreign exchange futures, warrants and futures contracts are generally valued at the closing exchange price. Exchange-traded derivative financial instruments are classified within level 1 of the fair value hierarchy.

OTC derivative financial instruments

OTC derivative financial instruments only includes a related party swap contract. The related party swap contract has been categorized within level 3 of the fair value hierarchy as of December 31, 2012. The valuation technique and significant inputs to the valuation of the related party swap contract are included in Note 6.

Collateral held under securities loan agreements

Collateral held under securities loan agreements may include equity securities and corporate debt securities. The fair value of such securities is estimated using inputs and valuation techniques described above. Collateral held under securities loan agreements are generally categorized within level 1 or level 2 of the fair value hierarchy.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The Valuation Committee's members include Citadel LLC's Chief Operating Officer, Global Controller, Head of Portfolio Construction and Risk and Citadel Europe Chief Financial Officer.

The trading desks are responsible for valuing all of their Investment Positions in accordance with the valuation policies established by the Valuation Committee. The product control group within NTHFS ("NTHFS Product Control") performs a monthly detailed price verification process on substantially all Investment Positions. Investment Positions that have one or more significant inputs which cannot be corroborated by external market data are classified within level 3 of the fair value hierarchy. The price

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes, Continued

verification methods for Investment Positions across all levels within the fair value hierarchy performed by NTHFS Product Control include one or more of the following, as applicable:

External Price Comparison
Valuations and prices are compared to pricing data obtained from third parties (including, but not limited to, broker dealers, SuperDerivatives, MarkIt, Bloomberg, and Interactive Data Corporation). Data obtained from the various sources is compared to ensure consistency and validity. When broker dealer quotations are used greater priority is generally given to executable quotations.

Back-testing
Values realized upon trades executed by the Company or its affiliates are used to corroborate the valuation of Investment Positions.

Trade Comparison
Analysis of external trade data is used to determine the most relevant pricing inputs and valuations.

Third-party Valuation Experts
For certain Investment Positions, generally classified within level 3, a third-party valuation expert may be hired to review and express an opinion as to the fair value of an Investment Position.

Calibration to Market Comparables
Market-based transactions are used to corroborate the valuation of positions with similar characteristics, risks and components.

Relative Value Analyses
Market-based transactions are analyzed to determine the similarity, measured in terms of risk, liquidity and return, of one instrument relative to another or, for a given instrument, of one maturity relative to another.

Borrower's Measurement of Fair Value
Valuations are corroborated by comparison to the borrowers' measurement of fair value of securities loaned or repurchased.

Collateral Analyses
Margin disputes on derivatives are examined and investigated to determine the impact, if any, on valuations.

(2) Summary of Significant Accounting Policies, Continued:

Valuation Processes, Continued

Each month, NTHFS Product Control produces a written summary ("Valuation Pack") of the results of its price verification process. The Valuation Committee meets monthly to review the Valuation Pack and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS Product Control also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

Other Financial Instruments

CH1P estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In December 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance for balance sheet offsetting. The new guidance requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the Company's recognized derivatives, repurchase agreements and securities lending transactions. The guidance is effective for periods beginning on or after January 1, 2013. Since these amended principles require only additional disclosures concerning offsetting and related arrangements, adoption will not affect the Company's statement financial condition.

(4) Taxes:

The Company is a partnership for U.S. federal income tax purposes and is generally not subject to U.S. federal or state income taxes directly. A portion of the income earned by the Company is subject to New York City Unincorporated Business Tax based on a statutory rate of 4%.

The Company has a deferred tax asset of $1,407,407 at December 31, 2012. The deferred tax asset relates to net operating losses of $35,185,175 available to offset future New York City taxable income through 2030.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. A valuation

(4) Taxes, Continued:

allowance is established when management determines, based on available information, that it is more likely than not that deferred tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such allowance. The Company's valuation allowance as of December 31, 2011 was released in 2012 due to management's assessment of historical and projected taxable income.

Changes in the valuation allowance were as follows:

Balance at January 1, 2012	$ 2,452,012
Provision to return	(216,526)
Release of valuation allowance	(2,235,486)
Balance at December 31, 2012	$ —

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, including Illinois, New Jersey, New York, and New York City. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years prior to 2009. At December 31, 2012, CH1P has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CH1P has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2012, the Company was not required to establish a liability for uncertain tax positions.

(5) Fair Value Disclosures:

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2012 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities (1)	$ —	$ 3,704	$ —	$ —	$ 3,704
Equity securities: (1)					
Common stock					
Basic materials	96,185	—	—	—	96,185
Consumer	286,454	—	—	—	286,454
Energy & utilities	209,781	—	—	—	209,781
Financial	715,937	—	—	—	715,937
Industrial	66,820	—	—	—	66,820
Other	1,976	—	—	—	1,976

(5) Fair Value Disclosures, Continued:

	Assets at Fair Value as of December 31, 2012 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Technology	$ 947,723	$ —	$ —	$ —	$ 947,723
Non US Government	4	—	—	—	4
Preferred stock					
Basic materials	28	—	—	—	28
Consumer	95	—	—	—	95
Energy & utilities	568	—	—	—	568
Financial	5,010	—	—	—	5,010
Industrial	233	—	—	—	233
Other	4	—	—	—	4
Technology	119	—	—	—	119
Non US Government	2	—	—	—	2
Equity interests in exchanges (1)	—	—	129,300	—	129,300
Money market investments (2)	520	—	—	—	520
Collateral held under securities loan agreements	7,887,138	451,264	—	—	8,338,402
Total investment assets	10,218,597	454,968	129,300	—	10,802,865
Derivative assets:					
Futures (2)	2,131	—	—	—	2,131
Options (1)	2,391,976	—	—	—	2,391,976
Warrants (1)	331	—	—	—	331
Related party swap (Note 6)	—	—	573	—	573
Gross derivative assets	2,394,438	—	573	—	2,395,011
Netting (3)	(2,042)	—	—	299,879	297,837
Total derivative assets	2,392,396	—	573	299,879	2,692,848
Total assets at fair value	$ 12,610,993	$ 454,968	$ 129,873	$ 299,879	$ 13,495,713

	Liabilities at Fair Value as of December 31, 2012 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Corporate debt securities (1)	$ —	$ 1,966	$ —	$ —	$ 1,966
Equity securities: (1)					
Common stock					
Basic materials	89,833	—	—	—	89,833
Consumer	374,562	—	—	—	374,562
Energy & utilities	189,635	—	—	—	189,635
Financial	997,208	—	—	—	997,208
Industrial	98,507	—	—	—	98,507

(5) Fair Value Disclosures, Continued:

	Liabilities at Fair Value as of December 31, 2012 (in thousands)				
	Level 1	Level 2	Level 3	Netting and Collateral	Total
Other	$ 263	$ —	$ —	$ —	$ 263
Technology	170,089	—	—	—	170,089
Non US Government	2	—	—	—	2
Preferred stock					
Basic materials	12	—	—	—	12
Consumer	11	—	—	—	11
Energy & utilities	291	—	—	—	291
Financial	3,131	—	—	—	3,131
Industrial	29	—	—	—	29
Other	3	—	—	—	3
Technology	123	—	—	—	123
Securities loaned (4)	7,887,138	451,264	—	—	8,338,402
Total investment liabilities	9,810,837	453,230	—	—	10,264,067
Derivative liabilities:					
Futures (2)	2,042	—	—	—	2,042
Options (1)	3,054,195	—	—	—	3,054,195
Warrants (1)	186	—	—	—	186
Gross derivative liabilities	3,056,423	—	—	—	3,056,423
Netting (3)	(2,042)	—	—	—	(2,042)
Total derivative liabilities	3,054,381	—	—	—	3,054,381
Total liabilities at fair value	$ 12,865,218	$ 453,230	$ —	$ —	$ 13,318,448

(1) Amounts are included in securities owned or securities sold, not yet purchased, as applicable on the statement of financial condition.

(2) Amounts are included in receivable from or payable to brokers, dealers, clearing organizations and futures commission merchants as discussed in Note 7.

(3) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments and hedging activities, see Note 9.

(4) The securities loaned balance reflects only that portion of the obligation to return securities collateral received.

The table below (dollars in thousands) provides information on the valuation techniques, significant unobservable inputs and their ranges and the sensitivity of the fair value to changes in significant unobservable inputs for each major category of assets measured at fair value on a recurring basis with a significant level 3 balance as of December 31, 2012. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the investment type.

(Expressed in U.S. dollars)

(5) Fair Value Disclosures, Continued:

	Fair Value as of December 31, 2012	Valuation Technique	Significant Unobservable Input(s)/Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Input/Range of Inputs
Investment assets				
Equity interests in exchanges	$129,300	Discounted cash flows [(a)]	Weighted average cost of capital [(2)]	12.50%-14.50%
			5 year net revenue compounded annual growth rate over projection period [(1)]	3.86%-8.60%
			Terminal growth rate [(1)]	3.00%
		Market comparables [(a)]	EV/LTM EBITDA multiple [(1)(b)]	6.0x-8.0x
			EV/LTM Revenue multiple [(1)(b)]	2.5x-3.5x
			Projected 2013 EBITDA [(1)]	6.0x-7.0x
		Put option analysis [(a)]	EBITDA multiple for put dates [(1)]	8.0x
			Cost of equity [(2)]	13.30%-15.30%
Related party swap (Note 6)	573	See Note 6	See Note 6	See Note 6

(a) All equity interests in exchanges were valued using analyses prepared by a third party valuation expert. Valuations for each equity interest in an exchange are derived from a straight average of the market approach, discounted cash flow and put option analysis (if applicable) valuation techniques.

(b) "LTM" is defined as last twelve months.

Sensitivity of the Fair Value to Changes in the Unobservable Inputs

(1) Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

(2) Significant decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company incurs direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by Citadel LLC and its affiliates, on behalf of the Company. Payable to affiliates as of December 31, 2012 includes $633,320 due to Citadel LLC.

Pursuant to a services agreement, a proportionate share of expenses incurred by CLPH, CDGI and CLP2, during the period in which each was a member of CSTH (see Note 1), for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2012, $548,262 of the Company's expense in relation to these fees was outstanding to be paid to CLP2 and is reflected in payable to affiliates on the statement of financial condition.

(Expressed in U.S. dollars)

(6) Transactions with Related Parties, Continued:

Securities Borrowed and Securities Loaned

During the year, the Company engaged in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate. The following table presents information about the fair value of the securities borrowed by the Company from CIFC with the related cash collateral and fair value of securities pledged:

	As of December 31, 2012		
Affiliate	**Fair Value of Securities Borrowed**	**Cash Collateral Pledged**	**Fair Value of Securities Pledged**
CIFC	$ 7,134,755,408	$ 7,081,638,021	$ —

The following table presents information about the fair value of the securities loaned by the Company to CIFC with the related cash collateral and fair value of securities collateral received:

	As of December 31, 2012		
Affiliate	**Fair Value of Securities Loaned**	**Cash Collateral Received**	**Fair Value of Securities Collateral Received**
CIFC	$ 19,118,654,948	$ 11,647,644,455	$ 8,338,401,962

Included in securities borrowed is $10,418,392 of interest receivable from CIFC.

Clearing Activities

The Company conducted clearing activities with the following affiliates and affiliated customers: Citadel Global Equities Master Fund Ltd. ("GEMF"), Citadel Global Equities Alpha Select Master Fund Ltd. ("GEAF"), PioneerPath Capital Ltd. ("PPCD"), Surveyor Capital Ltd. ("SURV"), Citadel Derivatives Trading Ltd. ("CDRT"), Citadel Securities (Europe) Limited ("CDGE"), Citadel Global Equities Alpha Select Holding Company LLC ("GEAH"), Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), Citadel Horizon S.à r.l. ("HORZ"), CIFC, GFH Limited Partnership ("GFHP"), Citadel Equity Fund Ltd. ("CEFL"), and Citadel Macro Master Fund I Ltd. (CMMF). The following table presents receivables from and payables to affiliates and affiliated customers as of December 31, 2012:

	As of December 31, 2012	
Affiliate	**Receivable from affiliated customers**	**Payable to affiliates and affiliated customers**
GEMF	$ 6,603,453	$ —
GEAF	55,741	—
SURV	2,602,711	—
CDRT	—	109,000 [(1)]
CDGE	235	—

(Expressed in U.S. dollars)

(6) Transactions with Related Parties, Continued:

Clearing Activities, Continued

	As of December 31, 2012	
Affiliate	**Receivable from affiliated customers**	**Payable to affiliates and affiliated customers**
GEAH	$ 23,663	$ —
QSMF	1,278,313	—
HORZ	417	—
CIFC	—	15,920,211 (2)
GFHP	—	61,248 (1)
CEFL	1,685,613	—
CMMF	3,367	—
Total	$ 12,253,513	$ 16,090,459

(1) Included within payable to affiliated customers on the statement of financial condition.
(2) Included within payable to affiliates on the statement of financial condition.

Executing Activities

In addition, the Company received rebates and made payments to ECNs for providing or receiving order flow for trades conducted on behalf of affiliated entities as well as reimbursement of regulatory fees per the executing agreements, the Company is permitted to compensate/charge such affiliated entities for these rebates/payments. The following table summarizes the receivable from affiliates for order flow as of December 31, 2012:

	As of December 31, 2012
Affiliate	**Receivable for order flow**
CDRT	$ 1,263,760
GEMF	739,291
SURV	341,216
QSMF	2,192,187
Total	$ 4,536,454

Swap

Pursuant to a swap agreement entered into between Citadel Wellington LLC ("Wellington"), an affiliate, and the Company on January 1, 2008, the Company allocates a pro rata share of the appreciation or depreciation of its Shared Portfolio Assets (an equity interest in an options exchange as defined in the swap agreement) to Wellington and receives interest related to the financing of its Shared Portfolio Assets from Wellington. Interest accrues at a rate of one month LIBOR plus 1.50% on Wellington's basis in the Shared Portfolio Assets. Wellington's basis is calculated as the total capital of Wellington divided by the sum of the total capital of Wellington plus the total capital of CDGI,

(Expressed in U.S. dollars)

(6) Transactions with Related Parties, Continued:

Swap, Continued

times the market value of the Shared Portfolio Assets at the beginning of the month. On September 30, 2012, CDGI fully redeemed out of its investment in CSTH (see Note 1). Also on September 30, 2012, the members of CDGI fully redeemed out of CDGI. Therefore, as of September 30, 2012, and going forward, the total capital of CDGI in the above calculation is zero.

At December 31, 2012, the fair value of the swap was $573,164 which is included in receivable from affiliates on the statement of financial condition.

Miscellaneous Related Party Transactions

The Company accounts for its investment in the common stock of CMDX Holdings Ltd. ("CMDX"), an affiliated investment in which the Company owns 29.2%, under the equity method of accounting. At December 31, 2012, the Company's investment in CMDX of $100,942 is included in other assets on the statement of financial condition.

(7) Receivables from and Payables to Brokers, Dealers, Clearing Organizations, Custodians and Futures Commission Merchants:

Amounts receivable from and payable to brokers, dealers, clearing organizations, custodians and futures commission merchants at December 31, 2012, consist of the following:

	Receivables	Payables
Net securities failed to deliver/receive	$ 123,904	$ 8,708,153
Net receivables/payables from brokers, dealers, clearing organizations, custodians and futures commission merchants	602,672,085	24,059,594
	$ 602,795,989	$ 32,767,747

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from brokers, dealers, clearing organizations, custodians and futures commission merchants related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

At December 31, 2012, receivables from clearing organizations includes cash deposits held at the clearing organizations of $16,225,483 made in the normal course of business, as well as money market investments of $519,996. Additionally, at December 31, 2012, the Company has pledged collateral with a fair value of $24,984,230 to fulfill the Company's clearing fund and margin obligations at clearing organizations and custodians.

(8) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity risk. CH1P attempts to monitor and manage these risks on an ongoing basis. While CH1P generally seeks to hedge certain portfolio risks, CH1P is not required to and may not attempt to hedge all market or other risks in the portfolio, and it may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, and commodity prices. A description of each such market risk category is set forth below:

- Equity price related risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate related risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price related risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.
- Credit price related risks result from exposures to changes and volatilities of government or corporate credit, baskets of corporate credit or credit indices.
- Currency price related risks result from exposures to changes in spot prices, forward prices and volatilities of currencies.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CH1P attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability on the statement of financial condition, is correspondingly increased and principal transactions, net is correspondingly reduced on the statement of operations. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial

(8) Risk Management, Continued:

Market Risk, Continued

Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to rules enacted by regulatory pronouncements and legislation, thus impacting CH1P's ability to execute its investment strategies on behalf of the Company. Possible impacts include a reduced inventory of shares available for borrowing and increased transaction costs relating to short selling.

Off-Balance Sheet Risk

The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in countries where they conduct their business activities. These rules and regulations generally require maintenance of minimum net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above the specific collateral requirement computed pursuant to the contractual terms between the Company and the financial institutions as applicable.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and customers, as a holder of securities and as a member of exchanges and clearing organizations. The Company's customer activities involve the execution settlement and financing of various transactions. Customer activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to institutional customer business is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The credit risk of exchange-traded and/or centrally cleared derivatives ("cleared derivatives"), such as exchange-traded futures, exchange-traded options and cleared OTC derivative financial instruments, is reduced by the rules or regulatory requirements of the individual exchanges and clearinghouses on

(8) Risk Management, Continued:

Credit Risk, Continued

which these instruments are traded and cleared. One of the requirements of the exchanges and clearinghouses is that cleared derivatives are margined on a daily basis, which reduces the credit risk related to such cleared derivatives.

The credit risk of non-cleared OTC derivative financial instruments may be greater than that of cleared derivatives given that the non-cleared OTC derivative financial instruments are not regulated and require performance by a counterparty without the guaranty of a central clearinghouse. To the extent that an OTC contract is not collateralized or that there is a delay in the movement of collateral required by a contract, the Company may be exposed to counterparty credit risk. Likewise, any over-collateralization of OTC derivative financial instruments or repurchase agreements exposes the Company to counterparty credit risk. The Company generally enters into OTC derivative financial instrument transactions only with major financial institutions in an effort to limit OTC credit risk. At December 31, 2012, the Company's OTC derivative activity is limited to a swap agreement with Wellington (Note 6).

CH1P monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. The Company also restricts its exposure to credit losses on derivative financial instruments held by entering into netting arrangements with all of its counterparties. Under the terms of such netting arrangements, if an event of default under such netting agreement occurs, all transactions with the relevant counterparty governed by such netting agreement are able to be terminated and settled on a net basis. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The Company clears a substantial portion of its equity options from its market making activities and related equity security trades through Bank of America Merrill Lynch ("BAML"), which also maintains the Company's positions. These positions are recorded at fair value under securities owned on the statement of financial condition. In addition, the clearing broker provides the majority of the financing for these securities. This can, and often does, result in a concentration of credit risk with BAML. Such risk, however, is partially mitigated by the obligation of BAML to comply with rules and regulations governing broker/dealers, including the requirement to maintain a minimum amount of net capital and may also require segregation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company also actively reviews and monitors exposures to various financial institutions in an attempt to mitigate these risks.

The cash and security account balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation and Security Investors Protection Corporation

(8) Risk Management, Continued:

Credit Risk, Continued

insurance coverages, also subject the Company to a concentration of credit risk. CH1P attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

The Company may invest in convertible bonds, corporate bonds, and other credit sensitive securities. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due.

Currency Risk

The Company may invest directly in non-U.S. currencies, securities that are denominated in, and that receive revenues in, non-U.S. currencies, or in derivatives that provide exposure to non-U.S. currencies, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Liquidity Risk

The Company generally invests on a highly leveraged basis, both through its financing arrangements, including repurchase agreements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with prime brokers, custodians and counterparties. Prime brokers, custodians and counterparties, generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. A prime broker, custodian or counterparty may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to otherwise sell assets at a time when the Company would not otherwise choose to do so. In order to mitigate the potential for these situations, CH1P attempts to actively maintain a substantial pool of excess liquidity at the Company for various contingent needs including, among others, mark to market losses on investments, changes in margin requirements as term financing facilities mature, debt repayment, and members' capital activity.

(8) Risk Management, Continued:

Other Risks

Due to investments in specific industries or investments in non-U.S issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. In addition, securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. Regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivative transactions and short selling and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial actions. The effect of any future regulatory change on the Company could be substantial and adverse.

Certain of the Company's derivative and borrowing agreements contain termination event provisions linked to the Company failing to maintain a predetermined level of net asset value or members' capital over certain periods, and/or the decline of the Company's net asset value or members' capital and/or the decline of the Company's excess net capital as defined in SEC Rule 15c3-1 over certain periods. If the counterparty were to exercise its rights under such provisions, it could elect to cause settlement of the Company's net obligations under such derivative and borrowing agreements. As of December 31, 2012, the Company was in compliance with these trigger provisions.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CH1P believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CH1P believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(8) Risk Management, Continued:

Contingencies, Continued

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of these matters will not have a material adverse affect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

(9) Derivative Financial Instruments:

The Company transacts in derivative financial instruments including options, futures, warrants and a related party swap. These are instruments whose values are based, in part, upon underlying assets, indices, or reference rates or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative financial instrument may be traded on an exchange or OTC. Exchange-traded derivative financial instruments are standardized and include futures, warrants and certain options contracts. OTC derivative financial instruments are negotiated between contracting parties and may include warrants, swaps and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase from or sell to the writer of the option a financial instrument at a specified price within a specified period of time or on a specified date. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

(9) Derivative Financial Instruments, Continued:

The following table sets forth the fair value and the quarterly average notional amount of the Company's derivative contracts by underlying risk exposure as of and for the year ended December 31, 2012, respectively. Gross derivative contracts in the table below exclude the effect of netting and do not necessarily represent the Company's actual exposure which may ultimately be reduced by netting agreements. Net derivative contracts represent the fair value of derivative assets and liabilities after the netting of cash collateral and positions by counterparty, when the legal right of offset exists. Net balances agree to the derivative asset and derivative liability included in the fair value table in Note 5:

	December 31, 2012 (in thousands)			
	Derivative Assets		Derivative Liabilities	
	Fair Value	Notional	Fair Value	Notional
Interest rate contracts	$ 7,230	$ 935,389	$ 9,617	$ 1,076,757
Credit contracts	178	16,456	428	20,758
Foreign exchange contracts	21,555	616,776	17,501	617,556
Commodity contracts	41,303	2,436,798	85,775	2,411,926
Equity contracts	2,324,745	73,613,915	2,943,102	75,738,180
Gross derivative contracts	2,395,011	$ 77,619,334	3,056,423	$ 79,865,177
Cash collateral netting	299,879		—	
Counterparty netting	(2,042)		(2,042)	
Net derivative contracts	$ 2,692,848		$ 3,054,381	

The Company has concentration risk with respect to the counterparties of its derivative financial instruments. At December 31, 2012, one counterparty, BAML, represented 99% of the Company's net derivative assets. See Note 8 for a discussion of counterparty risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 8).

(10) Regulatory Requirements:

The Company is a registered broker, dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the CFTC, which specify uniform minimum net capital requirements for their registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2012, net capital was $434,643,421, which was in excess of the Company's required net capital by $433,643,421. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC and CFTC.

(Expressed in U.S. dollars)

(10) Regulatory Requirements, Continued:

The Company is also subject to the requirements of Rule 15c3-3. At December 31, 2012, the Company was not required to make a deposit into the reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

The Company is registered with the CFTC as a futures commission merchant and is a member of the National Futures Association in such capacity and is subject to the requirements of CFTC customer segregation Rules 1.20 and Rule 30.7. The Company does not carry accounts of customers trading on U.S. or foreign commodity exchanges, as defined in the Commodity Exchange Act. As a result, there are no reportable amounts as of December 31, 2012.

(11) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 22, 2013, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2012, capital withdrawals of $15,000,000 were made by CSTH.